SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                SCHEDULE 14D-9/A

                                 (RULE 14D-101)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 1


                         DUCK HEAD APPAREL COMPANY, INC.
                         -------------------------------
                            (Name of Subject Company)

                         DUCK HEAD APPAREL COMPANY, INC.
                         -------------------------------
                        (Name of Person Filing Statement)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                   26410P 10 3
                                   -----------
                      (CUSIP Number of Class of Securities)

                               WILLIAM V. ROBERTI
                      CHIEF EXECUTIVE OFFICER AND PRESIDENT
                         DUCK HEAD APPAREL COMPANY, INC.
                         1020 BARROW INDUSTRIAL PARKWAY
                              WINDER, GEORGIA 30680
                                 (770) 867-3111
                     (Name, address and telephone number of
             person authorized to receive notice and communications
                    on behalf of the person filing statement)


           CHECK  THE  BOX  IF  THE  FILING   RELATES   SOLELY  TO   PRELIMINARY
COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

This Amendment No. 1 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed by Duck Head Apparel Company, Inc., a Georgia corporation ("Duck Head") relating to the offer by HB Acquisition Corp. ("HB Acquisition"), a Georgia corporation and an indirect, wholly-owned subsidiary of Tropical Sportswear Int'l Corporation, a Florida corporation ("TSI"), to purchase all outstanding shares of the Company's common stock, par value $0.01 per share (the "Shares"), at $4.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in HB Acquisition's Offer to Purchase dated as of July 11, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (the
"Letter of Transmittal," and together with the Offer to Purchase and any amendments or supplements thereto, the "Offer").

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by adding thereto the following:

AMENDMENT TO THE MERGER AGREEMENT

On July 26, 2001, Duck Head, TSI and HB Acquisition entered into Amendment Number One (the "Amendment") to the Agreement and Plan of Merger dated as of June 26, 2001, by and between Duck Head, TSI and HB Acquisition (the "Merger Agreement"), pursuant to which TSI has agreed to acquire 100% of the common stock of Duck Head in a tender offer and subsequent merger. The Amendment is EXHIBIT (E)(5) to this Amendment No. 1 to Schedule 14D-9 and is incorporated by reference to Exhibit 2.2 to the Company's Current Report on Form 8-K with date of July 26, 2001. Also on July 26, 2001, TSI and Duck Head issued a joint press release announcing the execution of the Amendment, which press release is EXHIBIT (a)(5) (C) to this Amendment No.1 to Schedule 14D-9.

The tender offer is subject to TSI's satisfactory completion of its due diligence review of Duck Head. The Amendment extends the date by which TSI must complete its due diligence from July 26, 2001 to August 6, 2001. In addition, the Amendment provides that the initial expiration date of the offer shall remain Midnight on August 8, 2001, unless Duck Head shall have received a proposal by a competing bidder and shall have notified TSI of the competing bid, in which case the Offer shall expire on the earlier of (A) five business days after the Board of Directors of Duck Head determines to recommend such competing offer to the Duck Head shareholders or (B) the seventh business day following the notice from Duck Head to TSI regarding the competing bid. The Amendment leaves unchanged provisions of the Merger Agreement setting forth other circumstances under which the expiration date may, and in some cases must, be extended.

The Amendment also makes August 2, 2001 the earliest date that the Duck Head Board of Directors can respond to a proposal from a competing bidder, provide confidential information to any competing bidder or change its recommendation to shareholders respecting the Offer and subsequent merger in response to an offer from a competing bidder. Subject to satisfactory completion of TSI's due diligence review and additional closing conditions, the transaction is expected to close in TSI's fiscal quarter ending September 29, 2001.

OTHER MATTERS

TSI and HB Acquisition have informed Duck Head that upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or earlier waiver of all the conditions to the Offer set forth in "The Merger Agreement - the Offer," HB Acquisition will promptly accept for payment and pay for all Shares validly tendered prior to the expiration date and not properly withdrawn pursuant to the Offer.

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

Duck Head cautions that any forward-looking statements contained in this report represent current expectations of future events and involve certain risks and uncertainties that could cause actual results to differ materially from those anticipated in these forward-looking statements as a result of factors including, without limitation, conditions and contingencies in connection with the Offer and merger including, without limitation, the satisfactory completion of TSI's due diligence investigation of Duck Head and its business; difficulties in integrating the operations of Duck Head with TSI; delays or other difficulties in implementing TSI's operating plans for Duck Head after the merger; the inability to achieve projected revenue and earnings in fiscal 2001; the inability to achieve cost savings related to recent reductions in staff; general economic conditions, including recession or other cyclical effects impacting apparel industry customers in the US or abroad; potential changes in demand in the retail market; the continued acceptance of TSI's and Duck Head's existing and new products by their major customers; the financial strength of TSI's and Duck Head's major customers; delays associated with the timing of introduction, shipment and acceptance of TSI's Victorinox(R) apparel line; the ability of TSI to continue to use certain licensed trademarks and tradenames, including Victorinox(R), John Henry(R), Bill Blass(R), and Van Heusen(R);
potential changes in price and availability of raw materials and global manufacturing costs and restrictions; increases in costs; and other risk factors listed from time to time in TSI's and Duck Head's reports (including their Annual Reports on Forms 10-K) filed with the Securities and Exchange Commission.

Forward-looking statements contained in this Amendment No. 1 to Schedule 14D-9, the Schedule 14D-9, Duck Head's Schedule 14D-9-C filed on June 27, 2001 and press releases related thereto are not protected by the safe harbor provisions set forth in the Private Securities Litigation Reform Act of 1995.

ITEM 9. EXHIBITS.

Item 9 of the Schedule 14D-9 is hereby amended by adding thereto the following:

(a)(5)(C) Text of Joint Press Release issued by TSI and Duck Head on July 26, 2001: Incorporated by reference to Exhibit 99.2 to Duck Head's Current Report on Form 8-K with date of July 26, 2001.

(e)(5) Amendment Number One dated July 26, 2001 to the Agreement and Plan of Merger dated June 26, 2001 by and among Duck Head, TSI and HB
              Acquisition: Incorporated by reference to Exhibit 2.2 to Duck Head's Current Report on Form 8-K with date of July 26, 2001.



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


                                    SIGNATURE

         After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                 /s/ William V. Roberti
                                 -----------------------
                                 William V. Roberti
                                 Chairman, President and Chief Executive Officer


                                 /s/ K. Scott Grassmyer
                                 ----------------------
                                 K. Scott Grassmyer
                                 Senior Vice President, Chief Financial Officer, Secretary and Treasurer


                                 July 27, 2001
                                 ------------------------
                                 Date










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